Ms. Nudrat Salik

Mr. Terence O’Brien

United States Securities and Exchange Commission

Office of Industrial Applications and Services

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

March 12, 2024

Re:	IMAX CORP (“IMAX” or “the Company”)

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for Fiscal Quarter Ended September 30, 2023

File No. 001-35066

Dear Ms. Salik and Mr. O’Brien,

We are writing in response to your follow up letter, dated February 13, 2024, to our letter, dated January 29, 2024 (the “First Response”), which contains our responses to the Staff’s comments on the Company’s Form 10-Q for the fiscal quarter ended September 30, 2023, filed on October 25, 2023. For ease of reference, we have listed each of your comments in italics and provided our responses immediately below in plain text.

Form 10-Q for Period Ended September 30, 2023

Note 13. Segment Reporting, page 37

1. We note your response to comment 1. We note that the senior management team including the CODM and his direct reports meet regularly throughout the year to review the company’s performance and corporate strategies. Please tell us more about the financial information provided and discussed at these meetings, including what type of financial information is provided at the operating segment level and any levels below the operating segment level.

The following financial information is typically presented by the Chief Financial Officer (“CFO”) in meetings of the Company’s senior management team (“SMT”), including the Chief Operating Decision Maker (the “CODM”), and shown on a Company-wide consolidated basis, which includes all of the Company’s subsidiaries:

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•	Revenue:

•	comparisons of actual to budget, actual to prior actual, and actual to forecast (if available), which are presented at a level lower than the reportable segment as follows:

•	Film Remastering (formerly “DMR”), Film Distribution, Post-Production, Sale & STL, Hybrid Lease Upfront, JRSA, Finance Income, Maintenance, Aftermarket, SSIMWAVE and IMAX Enhanced;

•	Gross margin:

•	comparisons of actual to budget, actual to prior actual, and actual to forecast (if available), by reportable segment;

•	Selling, general and administrative expenses (“SG&A”), adjusted EBITDA, and adjusted EPS:

•	comparisons of actual to budget, actual to prior actual, and actual to forecast, (if available);

•	Operating expense details, including employee costs, marketing expenses, research & development, office/facility expenses, travel expenses, etc.; and

•	Capital expenditures and investments, which are shown by functional department (i.e., Finance, Human Resources, etc.).

From time-to-time, the SMT, the CODM, and/or the Board of Directors (the “Board”) may focus on a particular aspect of the business, in which case the CFO will present additional financial information relevant to the area of focus at such meetings.

2. We note that there is a Chief Executive Officer of IMAX China. Please help us understand what his role is. Please help us understand whether there is discrete financial information available for IMAX China and who reviews this financial information.

The Chief Executive Officer of IMAX China (“IMAX China CEO”) is responsible for overseeing the general operation of the Company’s business in Greater China, which includes the mainland of the People’s Republic of China, Hong Kong, Macau, and Taiwan. The IMAX China CEO responsibilities encompass, but are not limited to, the following:

•	preparing and leading the overall business plan for Greater China, and adjusting as necessary based on market challenges;

•	sustaining and growing the IMAX network;

•	implementing content strategy with a focus on local language films;

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

•	collaborating with internal leaders to define IMAX’s Enhanced business in Greater China and build and execute strategic plans for Enhanced to generate additional revenue;

•	proactively working on new initiatives and seeking growth opportunities in Greater China;

•	assessing IMAX China’s financials and realizing accounts receivables from exhibitors;

•	public company reporting as required by the Hong Kong Stock Exchange (“HKSE”);

•	managing government and other external relationships; and

•	leading the IMAX team in China with a focus on increasing communications and employee engagement.

IMAX China Holding, Inc. (“IMAX China”) is a majority-owned subsidiary of IMAX Corporation and is publicly traded on the HKSE. As a publicly traded company, IMAX China is required to issue half-year and annual reports. In such reports, IMAX China presents its reportable segment operating results based on how the IMAX China chief operating decision maker, which is the IMAX China CEO, assesses operating performance and the internal reporting of financial information. IMAX China has discrete financial information that would be typically expected in a public company’s financial statements. Please refer to IMAX China’s annual report for the year ended December 31, 2023 filed on February 27, 2024 at https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0228/2024022800035.pdf. IMAX China’s Board of Directors (the “IMAX China Board”) and the IMAX China CEO, together with executive officers of IMAX China, review this information.

The Company’s Chief Executive Officer and CODM, Richard Gelfond, serves as a director on the IMAX China Board. As such, Mr. Gelfond reviews discrete IMAX China financial information in his capacity as an IMAX China director and meets with IMAX China CEO on a regular basis.

IMAX China has the same operating segments of Content Solutions and Technology Products and Services as the Company, which is consolidated into the Company’s financial information. This consolidated information is presented at the SMT meetings and regularly received by the CODM, as discussed in the First Response and within the response to Staff comment number 1 above.

In July 2023, the Company announced a proposal to purchase the outstanding shares of IMAX China, which would have led to de-listing of IMAX China on the HKSE (the “Transaction”). The Company’s 2023 long-range plan included IMAX China revenues as a stand-alone line item as well as an appendix of the IMAX China discrete financial information. The additional IMAX China financial information was provided in the long-range plan to allow better assessment of the Transaction and IMAX China as a separate entity. The presentation of this additional information was situational in nature and is not presented regularly.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

Prior to 2024, IMAX China financial information was included in the appendix to the materials presented to the Board. The appendix was provided for informational purposes only and not formally presented or used for decision making purposes. Also, IMAX China’s balance sheet and income statement were included in the materials to the Audit Committee of the Board. The Audit Committee did not formally comment on or use the information for decision making. As of the first quarter of 2024, IMAX China financial information has been removed from these materials.

3. We note on your website you also indicate that management includes Craig Dehmel who is the EVP, Head of Global Distribution, IMAX Entertainment and SVP, IMAX Corporation as well as Bruce Markoe who is the Senior Vice President of Post-Production/Operations and DMR. Please tell us the role of these positions.

Craig Dehmel, the Executive Vice President, Head of Global Distribution, IMAX Entertainment (the “Head of Global Distribution”), manages Film Distribution, which is responsible for the distribution of films and other content that have been remastered into IMAX’s format (“Film Remastering”) across the IMAX commercial multiplex network. The distribution team is responsible for working in partnership with studio and exhibitors to plan theatrical releases to maximize box office results in IMAX locations. This role closely collaborates with the Company’s Post-Production and Film Marketing groups to provide the Company’s content enhancement and distribution services.

Bruce Markoe, the Senior Vice President of Post-Production/Operations and DMR (the “Head of Post-Production”), manages Post-Production, which is responsible for the Company’s content enhancement services, including all technical and operational delivery of the Film Remastering content to the IMAX network. The Head of Post-Production works closely with studios and filmmakers to utilize IMAX technologies, which can include IMAX cameras, to optimize and produce their content for IMAX® theaters.

Film Distribution and Post-Production fall under the Company’s Content Solutions segment, which principally consists of content enhancement and distribution services. Film Distribution and Post-Production are designed to report to the Company’s Chief Content Officer, who is responsible for the Content Solutions segment and ultimately makes all content-related decisions for the IMAX network.

4. The titles of your management team refer to different entities, including IMAX Entertainment, IMAX Corporation, IMAX Global Theaters, and IMAX China. Please help us understand what each of these entities represent, including the operations associated with each entity, and how they correlate to your operating segments.

IMAX Corporation is organized into different subsidiaries and divisions, which are reflected in the titles of certain members of the management team.

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•	“IMAX Corporation” refers to a role that is primarily associated with overall oversight of the Company within the position’s specific function.

•

“IMAX Entertainment” refers to the Company’s operations located in California that are primarily responsible for interacting with studios, filmmakers and other entertainment companies. This correlates to the Content Solutions operating segment.

•

“IMAX China” refers to IMAX China Holding, Inc., a majority-owned subsidiary of IMAX Corporation. The individuals who are employed by IMAX China live and work solely on operations within the Greater China region. IMAX China has the identical reportable segments as the Company and its segment information is incorporated into the Company’s segments at a consolidated level. Each IMAX China operating segment communicates closely with its IMAX Corporation counterpart with a goal to maximize segment performance. For example, individuals within the IMAX China theater and content teams frequently communicate with the IMAX Corporation Technology Products and Services teams and IMAX Corporation Content Solutions teams, respectively, to ensure corporate targets for the segment are achieved.

•

“IMAX Global Theaters” refers to the Company’s global theater development and operations, including, but not limited to, sales, business development, operations, manufacturing, and services of IMAX Systems and related supply chain and procurement management. This entity correlates to the Technology Products and Services operating segment.

5. The Content Solutions segment was managed by your CODM, Richard Gelfond, as of September 30, 2023 and December 31, 2023 as the Chief Content Officer position was vacant. Please tell us the current status of the Chief Content Officer position.

The Company has engaged a third-party recruiting firm to search for candidates for the Chief Content Officer position. As an entertainment technology company, the Company recruits in an extremely competitive entertainment landscape and from a narrow pool of highly sought-after individuals. Although the Company has interviewed and continues to interview several strong candidates, the Company has not yet formalized an offer.

6. We note that annual budgets are built up from the component unit level, which is below the operating segment level. Please provide us with the following additional details regarding your component units:

a. Please tell us what your components consisted of as of September 30, 2023 and December 31, 2023 under each operating segment;

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The Company’s annual budget is built up from various cost and profit centers (collectively described as “component units” in the letter dated January 29, 2024). The Company’s profit centers consist of revenue generating component units and cost centers consist of cost incurring component units. The cost centers include component units that are non-operational, administrative, or corporate in nature such as information systems, finance, legal, corporate communications, human resources, and facilities (the “non-operational component units”).

Please refer to the table below for the component units as of September 30, 2023 and December 31, 2023. The non-operational component units are not categorized under the operating segments and are not included in the table.

b. Please tell us what discrete financial information is available at the component level as well as who it is provided to and how frequently; and

Discrete financial information is provided to each component unit manager on a monthly basis. Please refer to the table below for discrete financial information available for each component unit.

c. Please tell us whether there are component level managers. If so, please share who they report to and their roles.

Component unit managers listed under Content Solutions in the table below report directly to the Chief Content Officer, managers listed under Technology Products and Services report to the President, IMAX Global Theaters, and the manager listed under All Other reports to the CODM. The CODM evaluates the Company’s performance and allocates resources within the Company as follows:

•	Content Solutions

•	Technology Products and Services

•	IMAX Enhanced

•	SSIMWAVE

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

Discrete Financial Information
Component Units	Manager/Role	Revenue	Cost of Goods Sold	SG&A
Content Solutions - Reportable Segment

Film Remastering	Head of Post-Production	X	X	X

Film Distribution	Head of Global Distribution	X	X	X

Post-Production	Head of Post-Production	X	X	X

Documentaries	Head of Documentaries	X	X	X

Live Events / Alternative Content	SVP, IMAX Entertainment	X	X	X

Marketing	Chief Marketing Officer		X	X

Technology Products and Services- Reportable Segment

Sales	Chief Sales Officer		X	X

Tech Services (Maintenance)	SVP, Global Theatre Services & Operations	X	X	X

Theater Operations	SVP, IMAX Theatres & Operations	X	X	X

Manufacturing	SVP, IMAX Theatres & Operations		X	X

Supply Chain	SVP, IMAX Theatres & Operations			X

Business Development	SVP, Corporate & Theatre Development			X

Marketing	Chief Marketing Officer		X	X

All Other

IMAX Enhanced	Senior Vice President, General Manager	X	X	X

SSIMWAVE	Senior Vice President, General Manager	X	X	X

If you require clarification or have any further questions, please contact me at (905) 403-6457 or at NFernandes@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Natasha Fernandes

Natasha Fernandes

Chief Financial Officer and Executive Vice President

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105